File number 82 - 524

FRIENDS PROVIDENT

Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

04 MAR 30 AM 7:21

82-34640

Securities and Exchange Commission
Office of International Corporate Finance [redacted]
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

04010948

22 March 2004

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

Since our previous submission to you on 11th March 2004, I enclose a recent press release to the London Stock Exchange.

Increase of issued share capital - 19th March 2004

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

dlw 3/30

Full Text Announcement

Company	Friends ProvidentPLC
TIDM	FP.
Headline	Increase of Issued Share Capital
Released	15:04 19 Mar 2004
Number	PRNUK-1903

FRIENDS PROVIDENT PLC

Increase of Share Capital

The Board of Friends Provident plc (the 'Company') announces that on 19th March 2004 the issued share capital of the Company has increased to 1,723,088,874 ordinary shares of 10 pence each to satisfy the exercise of options under the Friends Provident Executive Share Option Scheme and the Friends Provident ShareSave Scheme.

Application has been made for admission of the 69,354 new ordinary shares to trading on the London Stock Exchange.

Enquiries: Brian Sweetland, Director and Secretary 01306 653087

END